UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                   May 13, 2020

 Kevin Tang
 Chairman
 La Jolla Pharmaceutical Co.
 4550 Towne Centre Court
 San Diego, California 92121

         Re:     La Jolla Pharmaceutical Co.
                 Schedule TO-C
                 Filed May 12, 2020 by La Jolla Pharmaceutical Co. File No. 005-44849

 Dear Mr. Tang:

         We have reviewed the above-captioned filing, and have the following comments. Please respond by replying in writing to this letter and providing us with any requested additional information and/or amending the filing. If you do not believe a comment applies to your facts and circumstances and/or do not believe an amendment is appropriate, please advise us why.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

 Schedule TO-C

 1. The submission made under the EDGAR header tag "SC TO-C" was a Form 8-K. The cover page of the Form 8-K indicated that the submission constituted a preliminary communication within the meaning of Rule 14d-2(b). As the submission was made exclusively under Form
    8-K instead of under cover of Schedule TO, General Instruction A.2. to Form 8-K required
    La Jolla to "satisf[y] all the substantive requirements of [Rule 14d-2(b)]." The submission did not include the informational legend required by Instruction 3 to Rule 14d-2(b). Please confirm that any future such preliminary communications will include the required legend.

 2. The legend required under Instruction 3 must advise security holders, among other things, to read the tender offer statement when it becomes available and that they can get the tender offer statement for free from the Commission's website. This disclosure is only useful to the security holder constituency to whom the tender offer will be made. As such, future preliminary communications filed under the EDGAR header tag "SC TO-C" by La Jolla should be submitted under the filing history of Tetraphase Pharmaceuticals, Inc. To the extent that the above-captioned initial preliminary filing could not be made under the filing history of Tetraphase on account of unavailable access codes, please contact EDGAR filer support at 202.551.8900 in advance of any additional preliminary communications.
 Kevin Tang
La Jolla Pharmaceutical Company
May 13, 2020
Page 2

3. Disclosure under Item 8.01 in the Form 8-K states La Jolla submitted "a non-binding offer"
   to acquire 100% of the equity of Tetraphase Pharmaceuticals, Inc. If the term "non-binding offer" is ascribed a meaning consistent with its plain reading, the preliminary communication suggests La Jolla has preserved its optionality and may not proceed with making a tender offer. Rule 14e-8(a), however, prohibits a person from publicly announcing a plan to make a tender offer that has not yet been commenced if the person does not have "the intention to commence the offer within a reasonable time and complete the offer." Given La Jolla's announcement of a plan to make a tender offer that has not yet commenced, and such offer appears subject to material contingencies undisclosed in Item 8.01, please advise us whether
   La Jolla is preparing to commence a tender offer within a reasonable period of time. To the extent a tender offer is not timely commenced by La Jolla, please provide us with a legal analysis that explains when La Jolla believes it would have liability under Rule 14e-8(a).

                                        *       *      *

       We remind you that the offerors are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc:    Ryan A. Murr, Esq.